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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934
                               (Amendment No. 3)

                      AMERICAN MUNICIPAL TERM TRUST, INC.
                                     (AXT)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   027652106
                                 (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                           Pittsford, New York 14534
                                 (716) 586-4680

          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 7, 1999
            (Date of Event which Requires Filing of this Statement)

 If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

                              (Page 1 of 4 pages)
                             There are no exhibits.





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CUSIP No. 027652106              SCHEDULE 13D                 Page 2 of 4 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.
     d/b/a Karpus Investment Management
     I.D.: #16-1290558

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds*

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power

                              505,625
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              505,625
     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     505,625

12.  Check Box if the Aggregate Amount in Row(11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row(11)

     5.98%

14.  Type of Reporting Person*

     IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1   Security and Issuer
         -------------------
         Common Stock
         American Municipal Term Trust, Inc.
         Piper Capital Management, Inc.
         Piper Jaffray Tower
         222 South 9th Street
         Minneapolis, MN   55402
ITEM 2   Identity and Background
         -----------------------
         a) Karpus Management, Inc. d/b/a Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
            Sophie Karpus, Director
         b) 14 Tobey Village Office park
            Pittsford, New York 14534
         c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
            Karpus ("the Principals") or KIM has been convicted in
            the past five years of any criminal proceeding (excluding
            traffic violations).
         e) During the last five years noneof the principals or KIM has been a party to a civil proceeding as a result of
            which any of them is subject to a judgment, decree or
            final order enjoining future violations of or prohibiting
            or mandating activities subject to, federal or state
            securities laws or finding any violation with respect to such laws.
         f) Each of the Principals is a United States citizen.
            KIM is a New York corporation.
ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
         KIM, an independent investment advisor, has accumulated
         shares of AXT on behalf of accounts that are managed by KIM
         ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from
         such Accounts.
ITEM 4   Purpose of Transaction
         ----------------------
         KIM has purchased Shares for investment purposes. Being
         primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of AXT fit the
         investment guidelines for various
         Accounts.  Shares have been acquired since February 18, 1994.
ITEM 5   Interest in Securities of the Issuer
         ------------------------------------
         a) As of the date of this Report, KIM owns 505,625 shares, which
            represents 5.98% of the outstanding Shares.   George W. Karpus,
            (President of KIM) presently owns 9,000 shares purchased on August 20, 1997 at $11.125 per share (2000 shares),
            November 11 & 12 at $10.9375 per share (3000 shares), May
            4, 1998 at $11.3125 per share (1500 shares), and September
            1 and 8, 1998 at $11.375 per share (2500 shares). JoAnn Van
            Degriff owns 750 shares purchased on October 1, 1997 at a price of $10.9375 per share. None of the other Principals presently owns shares.

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         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) The first open market purchase occurred on February 18, 1994. Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless
            indicated.
         Date      Shares   Price Per          Date      Shares   Price Per
                                Share                                 Share
       5/3/99         900      11.125        6/2/99        1500     11.0625
       5/4/99        2000      11.125       6/16/99       -3000     10.9375
       5/5/99        2100      11.125       6/18/99       -1750     11.0625
       5/6/99        1800      11.125       6/22/99        1000      10.875
      5/11/99        2500      11.125       6/29/99       -2100       10.75
      5/12/99        1650      11.125
      5/13/99        3300      11.125
      5/14/99        7200          11
      5/14/99       12700      11.125
      5/18/99        2100          11
      5/20/99        1400          11
      5/21/99        1000          11
      5/25/99        1000          11
      5/26/99        4800     11.0625
      5/27/99        5000     11.0625
      5/28/99        -100      11.125
      5/28/99        1500     11.0625

                      The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.

ITEM 6   Contracts, Arrangements, Understandings, or Relationships
         ---------------------------------------------------------
         with Respect to Securities of the Issuer.
         -----------------------------------------
         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of AXT securities.

ITEM 7   Materials to be Filed as Exhibits
         ---------------------------------
     Not applicable.
Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
                                  Karpus Management, Inc.



July 7, 1999                     By: /s/ George W. Karpus
------------                        ------------------------
    Date                                   Signature
                                    George W. Karpus, President
                                    ---------------------------
                                            Name/Title